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April 7, 2022 VIA EDGAR	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mitchell Austin, Staff Attorney
Joshua Shainess Legal Branch Chief
Claire DeLabar, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	Reddit, Inc.
Response to Letter dated March 24, 2022
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted March 1, 2022
CIK No. 0001713445

Ladies and Gentlemen:

Reddit, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement (“Amendment No. 3”) on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on December 16, 2021, as amended by Amendment No. 1 to the draft Registration Statement submitted on January 28, 2022, and Amendment No. 2 to the draft Registration Statement submitted on March 1, 2022 (“Amendment No. 2”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 2 received on March 24, 2022 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated March 24, 2022 in bold type followed by the Company’s responses thereto.

April 7, 2022

Amendment No. 2 to Draft Registration Statement on Form S-1

Risk Factors

We hold cryptocurrencies and experiment with blockchain technology… , page 59

1.

We note your response to comment 3. Please supplementally provide us with a list of all crypto assets currently held by the company and the amounts of such holdings, inclusive of the Bitcoin and Ether, the company holds for treasury purposes. Please also explain in greater detail the purpose(s) of acquiring crypto assets for use by your product and engineering teams.

Response:    The Company respectfully advises the Staff that as of March 31, 2022, the Company held approximately $2.4 million of Ether and approximately $1.7 million of Bitcoin, in each case at net book value, for treasury purposes.

The Company’s product and engineering teams are experimenting with products and services based on new approaches of storing certain types of data in a distributed ledger, such as a public blockchain. These nascent product capabilities depend, in part, on the performance characteristics of the particular distributed ledger. Accordingly, as part of the Company’s research and development efforts, the Company has been conducting experiments with blockchain technology on the Polygon network, which uses its native currency MATIC to effect transactions. In furtherance of such efforts, as of March 31, 2022, the Company held approximately $320 of MATIC at net book value.

The Company did not hold any other crypto assets as of March 31, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Financial and Operating Metrics

Trends in Monetization Metrics, page 89

2.

We note your disclosure that ARPU increased 76% during the three months ended December 31, 2021 compared to the prior year period. Expand your narrative discussion to explain in more detail the underlying reasons for this increase, the extent to which it is attributable to specific events or actions, and whether you expect this trend to continue. Also, given that you currently monetize users in the United States and the rest of the world at different rates, please break out your discussion accordingly.

Response:    The Company respectively acknowledges the Staff’s comment and has revised the disclosure on page 99 of Amendment No. 3 accordingly.

April 7, 2022

Financial Statements

Note 2. Basis of Presentation and Significant Accounting Policies

Cryptocurrency, page F-13

3.

We note that you receive cryptocurrency in exchange for goods and services. Please expand the disclosure to clarify that cryptocurrency you receive in exchange for goods and services is accounted for as intangible assets.

Response:    The Company respectively acknowledges the Staff’s comment and has revised the disclosure on page F-13 of Amendment No. 3 accordingly.

* * *

April 7, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4993 or by email (sarah.axtell@lw.com) with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sarah Axtell
Sarah Axtell of LATHAM & WATKINS LLP

cc:	Steven Huffman, Reddit, Inc.
Andrew Vollero, Reddit, Inc.
Benjamin Lee, Reddit, Inc.
Nisha Antony, Reddit, Inc.
Anthony J. Richmond, Latham & Watkins LLP
Richard A. Kline, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP